

June 29, 2012

<u>Via E-Mail</u>
Amy R. Curtis, Esq.
Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, TX 77002

   Re: The Edelman Financial Group Inc.
      Revised Preliminary Proxy Statement on Schedule 14A
      Filed on June 22, 2012
      File No. 0-30066

      Schedule 13E-3 Amendment No. 1
      Filed on June 22, 2012
      File No. 5-57743

Dear Ms. Curtis:

   We have reviewed the above filings and have the following comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

<u>Schedule 13E-3</u>

1. We note your response to prior comment 1. Please expand upon your explanation as to why you believe Edelman Financial Services, LLC, an affiliate, is not engaged in the Rule 13e-3 transaction, notwithstanding its execution of employment agreements with "certain individuals" referenced in your response. In addition, please identify these individuals in your response letter.

    In responding to this comment, please also address the fact that a condition to Parent's and Merger Sub's obligation to complete the merger includes the condition that the aggregate dollar amount of assets in the accounts of the clients managed by EFS as of the closing date of the merger shall not have declined by more than 15% since February 29, 2012. Such condition suggests that EFS' role in maintaining the level of assets managed is integral to the consummation of this going private transaction.

2. In addition, as noted in the third paragraph of your response to prior comment 1, there is one individual who is an executive officer of EFS that is not an executive officer of the Company. Identify such individual in your response. Please supplement your explanation as to why you believe such person is not an affiliate of the Company given

that the definition of affiliate in Exchange Act Rule 13e-3(a)(1) includes persons who, directly or indirectly through one or more intermediaries is controlled by or is under common control with an issuer. If an affiliate, in accordance with this definition, it would appear that such individual is engaged in the Rule 13e-3 transaction given his position as an executive officer of EFS and EFS' role in the transaction by virtue of the merger condition noted in comment 1. In responding to this comment, please address Questions 201.01, 201.05 and 201.06 the Compliance and Disclosure Interpretations entitled "Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3."

3.   Also, please identify in your response letter the Company's executive officer that has been removed as a filing person. Notwithstanding such person's expectation that he will not be a Rollover Investor, please address why, as an affiliate, he should not be deemed to be engaged in the going-private transaction. In responding to this comment please refer to Questions 201.01, 201.05 and 201.06 the Compliance and Disclosure Interpretations referenced in the preceding comment.

4.   We note your response to prior comments 3 and 23. It is the Staff's view that financial projections prepared by or on behalf of the Company that are materially related to the going-private transaction must be disclosed to shareholders regardless of whether such projections were provided to the Company's financial advisor or the buyer. Given that the Retreat Projections were (1) prepared by or on behalf of the Company, (2) provided to Stephens, the Special Committee's financial advisor hired to evaluate the potential Rule 13e-3 transaction, and (3) as noted in your response to prior comment 3, referenced in Stephens' initial presentation to the Special Committee, the Retreat Projections appear to be materially related to the going-private transaction. Notwithstanding management's opinion that the Retreat Projections are not reliable, please disclose such projections in the proxy statement. The Staff would not object to disclosure that contains qualifications similar to that found in the response to prior comment 23.

5.   We note your response to prior comment 4 and we reissue the comment. To the extent applicable and not already disclosed or filed, please revise to summarize all the presentations made by Stephens, and file any additional presentations, discussions or reports as exhibits pursuant to Item 16 of Schedule 13E-3. In reissuing this comment, we note that the financial analyses provided to us on a supplemental basis have the same title "Project Rocket," as those presentations currently filed as exhibits and include topics such as "Preliminary Valuation Analysis," "Preliminary Evaluation of Alternatives" and "Process Considerations," all of which suggest that such presentations are materially related to the going-private transaction. In summarizing such presentations, discussions and reports, we would not object to the Company providing only that disclosure that was not duplicative of disclosure already provided so long as such disclosure referred shareholders to the filed exhibits.

6.   We note your response to prior comments 13 and 25 and refer you to the second sentence of our comment 4 above. Based on your response to prior comment 13, it appears that you believe earlier versions of the projections disclosed on page 75 are not required to be

disclosed because they only deviate immaterially from the projections on page 75. Please revise this section of the proxy statement to disclose the substance of your response to prior comment 13, including:

- the existence of these earlier projections,

- that such projections were revised to reflect management's evolving view of "certain items,"

- what those "certain items" were,

- the Company's belief that the different versions "deviated only immaterially from one another due to such adjustments," and

- what those adjustments were.

Please also provide to the Staff on a supplemental basis the projections provided to Lee Equity and Stephens summarized in the table on page 75 and the earlier versions referenced in your response.

7. We note your response to prior comment 15 and the resulting revised disclosure. Please advise whether, and if so where, the information provided by management regarding cash flows and cash flow coverage ratios is included in any of the reports filed as exhibits to the Schedule 13E-3 or provided supplementally to the Staff as part of the Company's response dated June 22, 2012.

8. We note your response to prior comment 18. It still does not appear that the first paragraph of page 49 of the revised proxy statement provides the disclosure related to clause (vi) of Item 1014 of Regulation M-A. In contrast, we not such disclosure is provided in the last sentence of the second paragraph found on page 38 with respect to the Company's fairness determination and in the last sentence of the last paragraph found on page 51 with respect to the Rollover Investors' fairness determination. In addition, while your response indicates that none of Parent, Merger Sub and the Lee Equity Filing Persons have made any purchases of the Company's common stock during the past two years, we note that disclosure on page 114 indicates that other filing persons have made such purchases.

9. We note your response to prior comment 24. Please provide in your response letter a table identifying the specific revenue growth per business unit and expense increase per category. Please consider disclosing similar information in this section. As currently written, it is unclear how disclosing a range of "0% to 35%" across the Company's business units and expense categories offers much insight into the assumptions behind the included projections.

10.   We note that Mr. Unger has provided the written statement requested at the end of our prior comment letter on behalf of all filing persons. Please provide such written statement from each filing person.


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Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions